

DIVISION OF
CORPORATION FINANCE

April 8, 2008

Via Mail and Fax

Elyse Douglas
Executive Vice President and Chief Financial Officer
   and Treasurer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, NJ 07656

> **RE:** **Hertz Global Holdings, Inc.,**
> **The Hertz Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 8-K Furnished on February 21, 2008**
> **File Numbers: 001-06075, 001-07541**

Dear Ms. Douglas:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to some of the comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Hertz Global Holdings, Inc.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis …, page 63
Critical Accounting Policies and Estimates, page 66

1. In regard to each critical item indicated, please expand your disclosures to disclose the events that may occur that could force changes in the significant estimates or assumptions employed and your history with the accuracy of prior estimates or assumptions to actual amounts recorded. Refer to Section V of FR-72 dated December 19, 2003 (release number 33-8350) for further guidance.

2. In regard to "Revenue Earning Equipment," we note that you have revised depreciation rates in each of the last three fiscal years. To help investors better understand the basis for such changes, please expand your disclosure to disclose in more detail the significant factors that affect the determination of the holding period and the amount of residual values, particularly those for non-program cars, and how such affect the depreciation rate employed. Also, disclose in more specificity the correlation between depreciation rates (and its related factors) and your objective of minimizing gain or loss upon disposal of revenue earning equipment and the related timing of when disposal occurs. Provide us with a copy of your intended expanded disclosure.

3. In regard to "Derivatives," please expand your disclosure to identify the significant factors that affect amounts reported in your financial statements, particularly those in assessing effectiveness.

4. In regard to "Revenue Earning Equipment," "Pensions" and "Stock-Based Compensation," please expand your disclosure to include the sensitivity to change of the most significant factors affecting reported amounts.

Results of Operations, page 69
Selected Car Rental, Equipment Rental … Table, page 72

5. Refer to footnote (b) to the table. We note that the non-GAAP measure "car rental rate revenue" includes optional insurance products, which appears you consider to be ancillary revenue items, but excludes other ancillary revenue items that are material (greater than 10% of car rental revenues reported in the statement of operations for each respective period presented). In this regard, please explain to us and disclose in all filings in which this measure is presented, as appropriate, the rationale for this distinction in regard to this measure and its related ratio, and why such distinction is appropriate to the measure and how it is meaningful to investors.

6. Refer to footnote (c) to the table. We believe that presentation of "adjusted pre-tax income (loss) for "corporate and other" in this fashion is an impermissible non-GAAP financial measure in that it is not specifically in regard to a reportable segment (on this point refer to comment number 11 below), and also in that it readily leads to a consolidated sum, even if not specifically presented, that would be considered an impermissible non-GAAP measure (on this point refer to Question 21 in the staff's "Frequently Ask Questions Regarding the Use of Non-GAAP Measures" dated June 13, 2003). Accordingly, please remove disclosure of "adjusted pre-tax income (loss)" for "corporate and other" in this fashion, and conform related presentations in this filing and other filings (for example, press releases in regard to results of operations furnished in Form 8-Ks).

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006, page 79
Adjusted Pre-Tax Income (Loss), page 81

7. We note from the segment note (note 9) of the notes to the consolidated financial statements that adjusted pre-tax income (loss) as a percent of revenues significantly differs between your reportable segments for each period presented. In this regard, please expand your disclosure here to address the significant factors that affect this ratio for each reportable segment and the relationship of this ratio between reportable segments. We believe this disclosure will help investors better understand your operations and the contributions by each segment to your consolidated results. Provide us with a copy of your intended disclosure.

8. In the discussion of the results of your reportable segments, expand your disclosure to address all significant amounts affecting each segment, including all material items that reconcile the segment measure of profit and loss to the comparable GAAP and consolidated results, for all periods presented. For example, it appears that non-cash debt charges for car rental for 2007 and 2006 and purchase accounting adjustments for equipment rental for 2007 and 2006 were material to the comparable GAAP measure for the corresponding segment in the periods indicated. Refer to Question 19 of the staff's "Frequently Ask Questions Regarding the Use of Non-GAAP Measures" referred to above. We believe such disclosure will provide investors with a comprehensive view of significant matters affecting the results attributed to each segment.

9. Please include a discussion of your reportable segments' adjusted pre-tax results for all comparable periods presented (reference is made to the section "Adjusted Pre-Tax Income (Loss)" on page 81). For example, you did not provide such a discussion for fiscal 2006 compared to 2005.

Item 8. Financial Statements …, page 106
Consolidated Balance Sheets, page 108

10. Please explain to us and disclose the reason for the 62.7% increase in accounts payable at December 31, 2007 from December 31, 2006, and the impact, in terms of cash, of such on your cash flows. Additionally, reconcile for us the change in "Accounts payable" for 2007 reported in the statement of cash flows of $304,170 to that presented in the balance sheet of $410,551.

Notes to Consolidated Financial Statements, page 113
Note 9 – Segment Information, page 148

11. We note you disclose that you have only two reportable segments, "car rental" and "equipment rental." Pursuant to paragraph 32.b of FAS 131, an enterprise shall reconcile the "total of the reportable segments' measures of profit or loss to the enterprise's consolidated income before income taxes, extraordinary items, and discontinued operations," which you have provided. In connection with the preceding, however, it is not clear to us the basis for presenting "adjusted pre-tax income (loss)" for "corporate and other." In footnote 7 to the reconciliation table in the note, you indicate that "corporate and other" is considered a segment. However, it does not appear to us that your corporate activities would be considered a "business" that constitute an operating segment pursuant to paragraph 10.a of FAS 131. Moreover, assuming it is appropriate to consider "corporate" an operating segment, it is not clear to us how aggregating "corporate" and "other" into a reportable segment complies with paragraph 19 of FAS 131 and EITF 04-10. Also refer to Question 7 in the FASB staff's "Segment Information: Guidance on Applying Statement 131" in this regard. Relative to your current segment presentation, we believe that amounts related to "corporate and other" should be presented as reconciling items in reconciling "adjusted pre-tax income (loss)" of your reportable segments to reported consolidated "income (loss) before income taxes and minority interest" rather than aggregated as a separate segment. Please revise, or explain to us why you believe your presentation is appropriate. If aggregation of "corporate" and "other" is appropriate, please provide us with a comprehensive analysis that clearly shows how the aggregation complies with each of the criteria in paragraph 17 of FAS 131, including the similarity of all relevant economic characteristics, and EITF No. 04-10.

Form 8-K Furnished on February 21, 2008
Exhibit 99.1

12. Please present the comparable GAAP measures more prominently than the corresponding non-GAAP measures presented. For example, the bullet points at the fore front of the release should include the comparable GAAP measure, and they should precede the corresponding non-GAAP measure presented. We also believe the comparable GAAP measure should precede the corresponding non-GAAP

measure within the narrative of the release. For example, in the second paragraph, mention of and discussion relative to the GAAP measure "pre-tax income" should precede mention and discussion of "adjust pre-tax income." Notwithstanding that "adjusted pre-tax income" may be the measure of profit or loss applicable to your reportable segments for segment reporting purposes, we believe it is preferable to provide investors with comprehensive information concerning your segment and consolidated results prior to presentation of information on a selective basis.

13. We note the qualifying information in footnote (5) with respect to reconciling the forecasted non-GAAP measures in the "Outlook" section. In this regard, please expand your disclosure in all filings in which such qualification is presented to provide the disclosures specified in Section II.B.2 of Release No. 33-8176 "Conditions for Use of Non-GAAP Financial Measures" with respect to accessibility of GAAP financial measure on a forward-looking basis. Provide us with a copy of your intended disclosure.

14. We note you utilize a "normalized" income tax rate in the computation of "adjusted net income." In this regard, please explain to us and disclose in all filings in which this measure is presented why ignoring the actual tax effects of your operations is meaningful to investors. Further, explain to us and disclose the basis for using a normalized rate of 35% and why this rate is more meaningful and representative relative to another rate.

15. Based on its title, table 3 presents segment information. In this regard, please clarify for us and in your disclosure the basis for and propriety here of the adjusted diluted earnings per share amounts presented in this table. Based on disclosure elsewhere in the exhibit, it appears these per share amounts are based on consolidated results.

Exhibit 99.2

16. In regard to "adjusted pre-tax income" and "adjusted net income," you state that these represent your "preferred" measures of operational performance. In this regard, please tell us and disclose, in detail specific to your circumstances, in all filings in which such representation is made the basis for why such measures should also be preferable to your investors and the meaningfulness to them of each adjustment in deriving these measures.

17. In regard to "adjusted diluted earnings per share," please clarify for us and in your disclosure in all filings in which such measure is included, as appropriate, the following:
    a) The basis upon which the "pro forma post-IPO diluted number of shares outstanding" is computed. In this regard, disclose in detail how this number is comparable to diluted actual weighted average number of shares. Further, clarify whether the pro forma amount includes the effects of all dilutive instruments, and if not, the basis for this and how exclusion of such is meaningful to investors. In

connection with this last point, disclose the dilutive instruments and their amounts included in the actual number that are not included in the pro forma number.

b) Why the impacts of the IPO would not be adequately reflected in actual per share amounts in periods subsequent to the IPO.

c) Why the "pro forma post-IPO diluted number of shares outstanding" for the fourth quarter and year of 2007 is less than the corresponding diluted actual weighted average number of shares.

d) Include disclosure that isolates the effect of the "pro forma post-IPO diluted number of shares outstanding" on your actual results. For example, since the "pro forma post-IPO diluted number of shares outstanding" is currently used only in presenting the diluted per share amount of non-GAAP results, its effect is not comparable to your actual diluted per share amounts. Further, for a more balanced presentation, you should also disclose the effect of the actual diluted weighted average number of shares on your non-GAAP results. Provide us with a copy of your intended disclosure on a balanced basis as indicated.

The Hertz Corporation

18. Please conform the relevant disclosures in the corresponding filings of The Hertz Corporation to the comments indicated above for Hertz Global Holdings, Inc., as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief